Tyra Biosciences, Inc.

2656 State Street

Carlsbad, CA 92008

October 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyra Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-267712

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Tyra Biosciences, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on October 13, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

TYRA BIOSCIENCES, INC.

By:	/s/ Todd Harris, Ph.D.
Todd Harris, Ph.D.
President and Chief Executive Officer

cc:	Ali Fawaz, Tyra Biosciences, Inc.

Matthew T. Bush, Latham & Watkins LLP